SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: November 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               (Exact name of registrant as specified in charter)

                                       N/A
                 (Translation of registrant's name into English)

                                     Ontario
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    (Address of principal executive offices)

          Registrant's telephone number: (613) 226-4278



          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F                Form 40-F   X
                                   -----                    -----


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                       No    X
                                   -----                    -----

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Message to shareholders of World Heart Corporation (the "Company") in connection with the Company's financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company, in each case for the three and nine month periods ended September 30, 2004.

2. Financial statements (unaudited) of the Company for the three and nine month periods ended September 30, 2004.

3. Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company for the three and nine month periods ended September 30, 2004.

4. Form 52-109FT2 (Certification of Interim Filings during Transition Period) of President and Chief Executive Officer of the Company, and Vice President, Finance and Chief Financial Officer of the Company, respectively, as filed with Canadian securities regulators.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3, Registration Statement No. 333-111512 on Form F-3 and Registration Statement No. 333-119750 on Form F-3.

                                                                          ITEM 1


                             MESSAGE TO SHAREHOLDERS


As President and Chief Executive Officer of World Heart Corporation ("WorldHeart"), I am committed to building a commercially successful company where our business excellence will match our already established technical excellence.

We believe that our RELIANT (Randomized Evaluation of the Novacor(R) LVAS In A Non-Transplant Population) Trial in the United States ("U.S.") will prove to be a landmark study for the long-term use of ventricular assist devices ("VAD"). RELIANT will add significant knowledge regarding VAD use for destination therapy and will continue to garner enthusiasm and momentum with surgeons, clinicians and patients. We also continue to believe that our Novacor LVAS is the best-suited current VAD for the destination therapy market, which we expect will be demonstrated in RELIANT.

WorldHeart ended the third quarter of 2004 with seven centers enrolled in RELIANT, five of which were recruited during the quarter. The quarter also saw the commencement of patient enrollment. The University of Maryland Medical Center became the first center to perform an implant under the Trial, recently followed by Sacred Heart in Spokane, Washington, which is one of the largest hospitals in the Northwest.

In addition, Dr. Bartley P. Griffith from the University of Maryland Medical Center and Dr. James B. Young from The Cleveland Clinic Foundation were recently appointed as Co-Executives for the RELIANT Trial Clinical Executive Committee. These distinguished leaders will provide the leadership and clinical management of the trial by interfacing with clinical colleagues to ensure participation, use of best practices, and its overall success. Their influence within the ventricular assist device industry will have a considerable impact on the timely completion of this trial and its significance for the development of this critical life-saving therapy. During this quarter, we also received the U.S. Food and Drug Administration's ("FDA") unconditional approval of the Investigational Device Exemption Supplement for the RELIANT Trial as well as the FDA approval for labeling that reflects the clinically demonstrated reliability and durability of the Novacor LVAS.

We are encouraged by the recent U.S. reimbursement increase of approximately 30% to 40% by the Centers for Medicare and Medicaid Services for Novacor LVAS implants in the U.S. under both the RELIANT Trial and bridge to transplantation indication. We believe this more favorable reimbursement environment will accelerate the enrollment of Centers into RELIANT. In Europe, where the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart, we continue to see excellent long-term results. Our German patient, for example, is the current record holder for the longest support by a single implanted LVAD, four and a half years.

In addition, Dr. Piet Jansen was appointed as Managing Director of our European operations during the third quarter. Dr. Jansen's clinical experience in mechanical circulatory support, established relationships with leading cardiac clinicians and depth of knowledge and experience in this field position him well to lead our European operations to expand the use of Novacor LVAS in the European Community.

We have an excellent technology and foundation. The Novacor LVAS continues to demonstrate its strength as a global therapy for long-term use. I thank you for your support and look forward to sharing WorldHeart's future successes with you.

Yours truly,



/s/ Jal S. Jassawalla
Jal S. Jassawalla
President and Chief Executive Officer

                                                                          ITEM 2








                             WORLD HEART CORPORATION


                   Unaudited Consolidated Financial Statements
          For the three and nine month periods ended September 30, 2004

WORLD HEART CORPORATION
Consolidated Balance Sheets
(United States Dollars)

------------------------------------------------------------------------------- -----------------
                                                               September 30,      December 31,
                                                                        2004              2003
------------------------------------------------------------------------------- -----------------
                                                                 (unaudited)
ASSETS
Current assets
   Cash and cash equivalents                                $     12,713,847  $      6,337,677
   Short-term investments                                                  -        11,720,510
   Trade and other receivables                                     4,062,196         3,894,911
   Prepaid expenses                                                  634,699           614,222
   Inventory (note 3)                                              8,194,656         5,902,866
                                                          ---------------------------------------
                                                                  25,605,398        28,470,186
Long-term receivable                                                 300,647                 -
Cash pledged as collateral for lease                                 750,000           527,997
Capital assets                                                     2,378,337         3,041,657
Goodwill                                                          17,179,643        17,179,643
Intangible assets                                                    382,525           879,118
Other assets                                                               -            81,468
                                                          ---------------------------------------

                                                            $     46,596,550  $     50,180,069
                                                          ---------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Accounts payable and accrued liabilities                  $     4,677,853   $     8,214,090
   Accrued compensation                                            1,078,384         1,748,364
   Deferred revenue                                                  986,762           176,573
                                                          ------------------------------------------
                                                                   6,742,999        10,139,027
Convertible debentures (note 4)                                    1,845,984                -
Long-term obligation                                                  21,796                -
                                                          ------------------------------------------
                                                                   8,610,779        10,139,027
                                                          ------------------------------------------
Shareholders' equity
   Common shares                                                  87,027,058       184,868,488
     Issued and outstanding - 15,744,522 common shares
      (December 31, 2003 - 15,023,689 common shares)
   Contributed surplus                                            22,431,643         4,893,750
   Cumulative translation adjustment                               2,910,988         2,910,988
   Accumulated deficit                                          (174,383,918)     (152,632,184)
                                                          ------------------------------------------
                                                                  37,985,771        40,041,042
                                                          ------------------------------------------

                                                             $    46,596,550  $     50,180,069
----------------------------------------------------------------------------------------------------

          (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Operations and Accumulated Deficit
(United States Dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                                             Three months ended                      Nine months ended
                                                    September 30,         September 30,      September 30,        September 30,
                                                             2004                  2003               2004                 2003
---------------------------------------------------------------------------------------------------------------------------------
                                                     (unaudited)           (unaudited)         (unaudited)         (unaudited)


Revenue                                            $      2,250,050      $    2,050,095    $     6,588,781      $     6,088,677
Cost of goods sold                                       (1,805,515)         (1,670,907)        (4,685,677)          (4,921,055)
                                                  ------------------------------------------------------------------------------
Gross margin                                                444,535             379,188          1,903,104            1,167,622
                                                  --------------------------------------------------------------------------------

Expenses
   Selling, general and administrative                   (3,246,213)         (1,826,157)       (10,084,015)          (5,256,987)
   Research and development                              (1,585,102)         (2,281,934)        (4,615,505)          (8,393,674)
   Non-cash share-based compensation costs                 (476,090)                  -         (1,693,573)                   -
   Restructuring costs                                   (1,176,445)         (2,078,748)        (1,176,445)          (2,078,748)
   Amortization of intangibles                             (129,166)           (114,245)          (387,498)          (2,587,311)
                                                  -------------------------------------------------------------------------------
                                                         (6,613,016)         (6,301,084)       (17,957,036)         (18,316,720)
                                                  -------------------------------------------------------------------------------

Loss before the undernoted                               (6,168,481)         (5,921,896)       (16,053,932)         (17,149,098)

Other income (expenses)
   Foreign exchange gain (loss)                             (10,882)             26,834           (378,787)            (927,989)
   Investment income                                         10,778               7,187            135,462               21,137
   Loss on disposal of capital assets                       (44,024)                  -            (44,024)             (27,148)
   Interest expense and financing costs                    (111,995)         (3,237,257)          (113,201)          (8,181,914)
                                                  -------------------------------------------------------------------------------

Net loss for the period                                  (6,324,604)         (9,125,132)       (16,454,482)         (26,265,012)

Accumulated deficit, beginning of the period           (168,059,314)       (135,981,424)      (152,632,184)        (118,841,544)

Share-based compensation adjustment                               -                   -         (5,297,252)                   -
                                                  -------------------------------------------------------------------------------

Accumulated deficit, end of the period             $   (174,383,918)    $  (145,106,556)  $   (174,383,918)  $     (145,106,556)
                                                  -------------------------------------------------------------------------------

Weighted average number of common shares
outstanding                                              15,355,573           4,125,662         15,249,176            3,408,324
                                                  -------------------------------------------------------------------------------
Basic and diluted loss per common share            $          (0.41)    $         (2.21)  $          (1.08)  $            (7.71)
---------------------------------------------------------------------------------------------------------------------------------

                    (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Operations and Accumulated Deficit
(United States Dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                                               Three months ended                      Nine months ended
                                                       September 30,        September 30,       September 30,     September 30,
                                                               2004                  2003                2004              2003
--------------------------------------------------- ------------------- ------------------- ------------------- -----------------
                                                         (unaudited)         (unaudited)        (unaudited)        (unaudited)

CASH FLOWS FROM (USED IN)


Operating activities
  Net loss for the period                             $     (6,324,604)  $      (9,125,132)  $     (16,454,482)  $   (26,265,012)
  Items not involving cash -
     Amortization                                              366,107             321,247           1,038,015         3,204,761
     Loss on disposal of capital assets                         44,024                   -              44,024            27,148
     Write down of capital and intangible assets               342,460                   -             342,460                 -
     Issuance of options and warrants for services
        and financing costs                                          -           1,049,226              81,466         2,486,232
     Share-based compensation                                  476,090                   -           1,693,573                 -
     Interest on preferred shares and debt                     111,634           1,200,522             111,634         3,898,291
     Unrealized foreign exchange loss (gain)                    46,036             (17,447)            233,282         1,189,449
  Change in operating components of working                   (516,494)         (2,114,142)         (6,162,465)       (1,349,274)
  capital
                                                    -----------------------------------------------------------------------------
                                                            (5,454,747)         (8,685,726)        (19,072,493)      (16,808,405)
                                                    -----------------------------------------------------------------------------
Investing activities
  Redemption of short-term investments                               -                   -          11,504,032                 -
  Purchase of capital assets                                  (143,523)            (16,814)           (297,685)         (125,925)
  Cash pledged as collateral for lease                               -              54,617            (222,003)          222,003
                                                    -----------------------------------------------------------------------------
                                                              (143,523)             37,803          10,984,344            96,078
                                                    -----------------------------------------------------------------------------
Financing activities
  Capital lease repayments                                           -                   -                   -           (40,460)
  Repayment of short-term loan                                       -                   -                   -        (1,308,558)
  Senior and subordinated loan proceeds                              -                   -                   -         6,542,790
  Repayment of senior and subordinated loan                          -          (7,367,568)                  -        (7,367,568)
  Convertible debenture proceeds                            13,318,750             856,837          13,318,750           856,837
  Repayment of convertible debenture                                 -            (884,108)                  -          (884,108)
  Bridge loan proceeds                                               -             767,771                   -           767,771
  Repayment of bridge loan                                           -            (775,068)                  -          (775,068)
  Common shares issued through exercise of warrants                  -                   -           1,499,404                 -
  Issuance of common shares through private placement                -          46,536,954                   -        48,453,282
  Funds received on the exercise of warrants                         -                   -                   -         1,088,435
  Payment of expenses relating to convertible
     debentures                                               (378,163)                  -            (378,163)                -
  Payment of expenses on the exercise of warrants                    -             (12,014)                  -           (33,618)
  Payment of expenses related to the issuance of
     common shares                                                   -          (4,394,874)                  -        (4,640,362)
                                                    -----------------------------------------------------------------------------
                                                            12,940,587          34,727,930          14,439,991        42,659,373
                                                    -----------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash
equivalents                                                     98,677              (9,862)             24,328            (3,382)
                                                    -----------------------------------------------------------------------------

Change in cash and cash equivalents for the period           7,440,994          26,070,145           6,376,170        25,943,664

Cash and cash equivalents, beginning of the period           5,272,853              30,835           6,337,677           157,316
                                                    -----------------------------------------------------------------------------
Cash and cash equivalents, end of the period        $       12,713,847   $      26,100,980   $      12,713,847   $    26,100,980
---------------------------------------------------------------------------------------------------------------------------------

          (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


1.   Going Concern Assumption

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that World Heart Corporation (the "Corporation" or "WorldHeart") will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The use of these principles may not be appropriate because, as at September 30, 2004, there was substantial doubt that the Corporation would be able to continue as a going concern. The Corporation's ability to continue as a going concern is dependent upon its ability to become commercially successful and to obtain additional financing if needed. While the Corporation raised $13,318,750 on September 15, 2004, through the issuance of convertible debentures and warrants, and is currently pursuing various options to reduce ongoing business expenses and improve commercial operations, there can be no assurance that the Corporation will be successful and will sustain operations for the foreseeable future.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.   Significant Accounting Policies

(a)  Basis of presentation
     ---------------------

The accompanying interim unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the Corporation's audited consolidated financial statements for the year ended December 31, 2003, except for the Corporation's policies for stock-based compensation described in Note 6. These interim unaudited consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of the Corporation and its subsidiaries. These condensed notes to the interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2003.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


(b)  Change in functional and reporting currency
     -------------------------------------------

Effective January 1, 2004, the functional currency of the Corporation was changed from the Canadian to the U.S. dollar. In general, this change resulted from the Corporation's restructuring and issuance of common shares and warrants that occurred in the year ended December 31, 2003 along with a gradual increase in the overall proportion of business activities conducted in U.S. dollars. Concurrent with this change in functional currency, the Corporation adopted the U.S. dollar as its reporting currency.

Under Canadian GAAP, the change was effected for periods where the reporting currency, which is now the U.S. dollar, differed from the functional currency, which was the Canadian dollar until December 31, 2003, by translating assets and liabilities at the U.S./Canadian dollar foreign exchange spot rate. Income and expense items for those periods were translated at the average rate for each period and equity transactions have been translated at historic rates. The resulting net translation adjustment has been credited to the cumulative translation account.

Effective January 1, 2004, the reporting currency and the functional currency were both the U.S. dollar. As a result, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets are acquired or obligations incurred. All other income and expense items are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in results of operations for the period.

(c)  Revenue recognition
     -------------------

Revenue from product sales is recognized when all of the following criteria are met: persuasive evidence of an agreement exists; delivery has occurred or services have been rendered; the price is fixed and determinable; and collection is reasonably assured. The Corporation also rents certain in-hospital equipment to customers. Rental income is included in revenue when earned. The Corporation provides for returns based on prior experience.

For multiple element offerings the Corporation allocates the proceeds to the elements based on their relative fair values. Each element is recognized when the product is delivered or services rendered.

In certain circumstances, the Corporation provides customers with deferred payment terms. In general, the Corporation transfers future payments under these contracts to third-party financing institutions on a non-recourse basis. In situations where the Corporation assumes the responsibility for interest payments, revenue is recorded net of the present value of the committed future interest cost. The transfer of the related accounts receivable is recorded when control of the receivable is surrendered.

Certain products are covered by a limited warranty. Warranty costs are based on historical experience and estimated and recorded when the related sales are recognized. Any additional costs are recorded when incurred or when they can reasonably be estimated.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

3.   Inventory

--------------------------------------------------------------------------------
                                     September 30,                 December 31,
                                              2004                         2003
                                       (unaudited)
--------------------------------------------------------------------------------
Raw materials             $             2,311,669          $           1,076,551
Work in progress                        3,111,959                      1,764,925
Finished goods                          2,771,028                      3,061,390
                          ------------------------------------------------------
                          $             8,194,656          $           5,902,866
--------------------------------------------------------------------------------

Included in finished goods inventory is $384,184 (December 31, 2003 - $Nil) of inventory consigned to others.

4.   Convertible Debentures

On September 15, 2004, the Corporation issued unsecured convertible debentures ("Debentures") and warrants ("Warrants") for gross proceeds of $13,318,750. The Debentures, which become due on September 15, 2009, are convertible at any time at the holders' option into common shares of the Corporation at a price of $1.25 per share and accumulate non-compounding interest at an annual rate of 3%. Interest is convertible at any time into common shares of the Corporation at a price determined based on the five day weighted average trading price immediately prior to conversion. The Corporation can redeem the Debentures where the trading price of the Corporation's common shares is greater than $3.00 for twenty consecutive trading days, subject to a maximum of 20% of the initially issued Debentures in any ninety-day period. In addition, Warrants to purchase 10,655,000 common shares of the Corporation at an exercise price of $1.55 per share and exercisable for a period of five years were issued to the Debenture holders. The Corporation can call the Warrants where the trading price of the Corporation's common shares is greater than $4.50 for twenty consecutive trading days, subject to a maximum of 20% of the initially issued Warrants in any ninety-day period.

The Corporation issued to its agents 470,833 common shares of the Corporation and granted agent's warrants exercisable for 193,800 common shares of the Corporation having the same terms as the Warrants.

The Debentures and Warrants, which have been recorded net of issue costs of $1,217,082, have been accounted for in accordance with their substance and are presented in the financial statements in their debt and equity components, measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of future cash flows. The equity component is shown as contributed surplus and consists of the value of the Warrants and the conversion feature component of the Debentures. Interest is accrued ratably on the Debentures up to a maturity value of $15,316,563 on September 15, 2009.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

5.   Edwards Lifesciences Agreements

In conjunction with Edwards Lifesciences LLC's ("Edwards") investment in the Corporation and the Corporation's acquisition of the Novacor division from Edwards, the Corporation entered into a distribution agreement (the "Distribution Agreement") whereby Edwards was the sole distributor, except in the United States, of the Corporation's heart assist products for a period of five years commencing July 1, 2000. On December 31, 2003, the Distribution Agreement was amended to reflect Edwards as sole distributor in Japan only. Also on December 31, 2003, the Corporation entered into a transition agreement to acquire certain inventory and capital assets from Edwards. Edwards agreed to provide administrative services relating to distribution activities on an interim basis.

At September 30, 2004, the Corporation had amounts owing to Edwards totaling $136,480 (December 31, 2003 - $2,859,591) and amounts receivable from Edwards totaling $108,723 (December 31, 2003 - $1,349,727).

6.   Stock-based Compensation

The CICA Accounting Standards Board amended CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended CICA 3870, the Corporation has determined the value of previously issued options using the fair value based method and has adjusted the opening contributed surplus and accumulated deficit at January 1, 2004 for the amounts determined under that method that were previously not expensed. The effect of the retroactive adjustment at January 1, 2004 increased contributed surplus and accumulated deficit by $5,297,252.

Also under these new recommendations, where the fair value based method of accounting has not been used to account for employee stock options, companies are required to disclose pro forma net income and pro forma earnings per share, as if the fair value based method of accounting had been used to account for these stock based awards. The estimated share-based compensation costs based on stock options granted to directors and employees and the pro forma net loss and loss per share are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                   Three months ended            Nine months ended
                                                                        September 30,                September 30,
                                                                                 2003                         2003
                                                                          (unaudited)                  (unaudited)
-------------------------------------------------------------------------------------------------------------------
Net loss for the period                                 $                 (9,125,132)  $              (26,265,012)
Share-based compensation costs                                              (389,148)                  (1,207,784)
                                                        -----------------------------------------------------------
Adjusted pro forma net loss                             $                 (9,514,280)  $              (27,472,796)
                                                        -----------------------------------------------------------
Reported basic and diluted loss per share               $                      (2.21)  $                    (7.71)
Share-based compensation costs per share                                       (0.09)                       (0.35)
                                                        -----------------------------------------------------------
Pro forma basic and diluted loss per share              $                      (2.30)  $                    (8.06)
-------------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

The weighted average fair value of the options issued during the nine months ended September 30, 2004 was $4.79 (2003 - $6.38). On September 23, 2004, the
Corporation conditionally granted, subject to shareholder approval, 2,383,725 options to employees, officers, directors, and consultants. The options have an exercise price of $1.12 or Cdn. $1.43, vest one third on each of the first, second and third anniversaries of the date of grant and expire on September 22, 2013.



The fair values of options granted are determined using the Black-Scholes model. For the nine months ended September 30, 2004 and 2003, the following weighted average assumptions were utilized:



--------------------------------------------------------------------------------
                                       Nine months ended       Nine months ended
                                           September 30,           September 30,
                                                    2004                    2003
--------------------------------------------------------------------------------
Expected option life, in years                         6                       6
Volatility                                           73%                     75%
Risk free interest rate                            4.00%                   3.65%
Dividend yield                                      Nil                      Nil
--------------------------------------------------------------------------------

7.   Restructuring

On August 25, 2004, the Corporation approved a plan to consolidate its Ottawa, Ontario operations into its facilities in Oakland, California where the Novacor LVAS is manufactured. The consolidation of the North American operations into one location is expected to reduce ongoing business expenses and improve the Corporation's operational efficiency and effectiveness. The Corporation expects to incur total restructuring charges of approximately $2,350,000 comprised of employee severance and termination costs of approximately $1,340,000, write down of capital assets of approximately $340,000 to their net realizable value, lease termination costs of approximately $450,000, and other miscellaneous costs totaling approximately $220,000. The restructuring is expected to be completed by the end March 2005.

Total restructuring costs, for the period ended September 30, 2004, amounted to $1,176,445. Comprised of employee severance and termination costs of $828,199, write down of capital assets of $341,684, and other miscellaneous costs totaling $6,562. As of September 30, 2004, $631,855 of the restructuring charges incurred to date was paid. $14,562 is included in accounts payable and accrued liabilities and $188,344 is included in accrued compensation.

During the year ended December 31, 2003, the Corporation restructured its worldwide distribution to increase the emphasis on direct sales and marketing. It also refocused its efforts to reduce manufacturing costs associated with the Novacor LVAS and to reduce the rate of expenditure associated with its next-generation VAD program. Out of the total restructuring costs incurred for the year ended December 31, 2003 of $3,494,676, employee severance and termination costs of $115,951 remained to be paid as at September 30, 2004 compared to accounts payable, accrued liabilities and accrued compensation of $1,320,242, for restructuring costs, at December 31, 2003. The Corporation has not made any adjustments or incurred any additional restructuring costs associated with these restructuring activities for the nine months ended September 30, 2004. The Corporation does not anticipate incurring any additional costs relating to the 2003 restructuring activities.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

8.   Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

On September 23, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. Research and development efforts were refocused to concentrate on developing future products that will evolve from current commercialized technologies and products into next generation technologies and marketable products. Accordingly, the Corporation is no longer organized by multiple operating segments for the purpose of making operating decisions or assessing performance and, as a result, the Corporation operates in one reportable segment.

                                                                          ITEM 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
-------------------------------------------------
CONDITION AND RESULTS OF OPERATIONS
-----------------------------------

INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared by management as of October 26, 2004, and is an update of management's discussion and analysis for the year ended December 31, 2003, and includes a discussion of the results of operations and cash flows for the three and nine months ended September 30, 2004. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated financial statements for the year ended December 31, 2003 and related notes to the consolidated financial statements of the Corporation. In this discussion, all amounts are in United States ("U.S.") dollars unless otherwise stated.

The discussion and comments contained hereunder include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's need for significant additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a global medical device company currently focused on the development and commercialization of implantable pulsatile ventricular assist devices ("VADs"), which are mechanical pumps that allow for the restoration of normal blood circulation to patients suffering from late-stage congestive heart failure. WorldHeart is headquartered in Ottawa, Ontario, Canada and has facilities in Oakland, California, United States and Heesch, Netherlands. WorldHeart currently derives substantially all of its revenue from its Novacor(R) LVAS (left ventricular assist system) and related peripheral equipment.

WorldHeart manufactures and distributes the Novacor LVAS. Through December 2003, the Corporation sold its Novacor products directly to medical clinics and hospitals in the United States and indirectly, through Edwards Lifesciences LLC ("Edwards") in the rest of the world. The Corporation assumed direct sales responsibilities worldwide on December 31, 2003 with the exception of Japan.

During the third quarter of 2004, the Corporation raised gross proceeds of approximately $13.3 million through the issuance of convertible debentures and warrants and began enacting a plan to consolidate its Ottawa, Ontario operations into its Oakland, California operations where the Novacor LVAS is manufactured. The consolidation of the North American operations into one location is expected to reduce ongoing business expenses and improve the Corporation's focus on commercial operations.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED
SEPTEMBER 30, 2004 COMPARED TO THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2003

All financial information is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is stated in U.S. dollars. Effective January 1, 2004, the functional currency of the Corporation changed from the Canadian to the U.S. dollar. In general, this change resulted from the Corporation's restructuring and issuance of common shares and warrants that occurred in the year ended December 31, 2003, along with a gradual increase in the overall proportion of business activities conducted in U.S. dollars and with the expectation that this trend will continue. Concurrent with this change in functional currency, the Corporation adopted the U.S. dollar as its reporting currency.


Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                            Three months ended     As a %    Three months ended     As a %
                                                 September 30,   of gross         September 30,   of gross
                                                          2004    revenue                  2003    revenue
-----------------------------------------------------------------------------------------------------------
Revenue                                        $     2,250,050                  $     2,050,095

Cost of goods sold                                  (1,805,515)        80%           (1,670,907)        82%
                                        -------------------------------------------------------------------

Gross margin                                           444,535         20%              379,188         18%

Selling, general and administrative                 (3,246,213)                      (1,826,157)
Research and development                            (1,585,102)                      (2,281,934)
Non-cash share-based compensation costs               (476,090)                               -
Restructuring costs                                 (1,176,445)                      (2,078,748)
Amortization of intangibles                           (129,166)                        (114,245)
Foreign exchange gain (loss)                           (10,882)                          26,834
Investment income                                       10,778                            7,187
Loss on disposal of capital assets                     (44,024)                               -
Interest and financing expenses                       (111,995)                      (3,237,257)
                                        -------------------------------------------------------------------

Net loss                                       $    (6,324,604)                  $   (9,125,132)
-----------------------------------------------------------------------------------------------------------

Revenue. The sale of Novacor LVAS Implant Kits and related peripheral equipment and services accounts for substantially all of WorldHeart's revenues. WorldHeart currently sells its products directly worldwide, except for Japan where the Corporation sells to its distributor, Edwards. Prior to January 1, 2004, WorldHeart sold its products directly in the United States and to its distributor, Edwards, outside the United States.

The composition of revenue is as follows:

-----------------------------------------------------------------------------------------------------------
                                                                Three months ended      Three months ended
                                                                     September 30,           September 30,
                                                                              2004                    2003
                                                                            # of                    # of
                                                                 $          Units         $         Units
-----------------------------------------------------------------------------------------------------------
Implant kits                                                    1,658,645       28      1,517,437       27
Peripherals and other                                             591,405                 532,658
                                                           ------------------------------------------------
Revenue                                                         2,250,050               2,050,095
-----------------------------------------------------------------------------------------------------------


Revenue for the third quarter of 2004 increased to approximately $2.3 million representing an increase of 10% over the same quarter in 2003. Novacor LVAS Implant Kit revenue increased to approximately $1.7 million for the three months ended September 30, 2004 compared to approximately $1.5 million for the three months ended September 30, 2003 representing an increase of 9%. Implant kits recognized as revenue in the third quarter of 2004 totaled 28 compared to 27 in the third quarter of 2003 representing an increase of 4%. In the third quarter of 2004, the earnings process was determined to be complete and revenue was recognized on 5 of units that were shipped in previous quarters but were deferred as revenue. Twelve units remain in deferred revenue at September 30, 2004 representing approximately $745,000 and will be recognized as the earnings process is completed in future periods. The revenue per kit increased substantially for sales outside of the United States and Japan due to the shift to selling directly to medical centers rather than to a distributor.

Other revenues, including hardware and peripheral sales and services for the third quarter of 2004, remained constant at 26% of total revenue as compared to the third quarter of 2003.

Cost of goods sold. For the third quarter of 2004 the overall cost of sales was 80% of revenue as compared to 82% in the third quarter of 2003.

Despite continued efforts to improve per unit manufacturing costs, the Corporation experienced significant production inefficiencies during the third quarter of 2004 caused by supply shortages. This resulted in Novacor LVAS production levels being significantly below plan and at higher per unit costs. The Corporation expects the cost per unit to decrease as it addresses the supply issues and increases production.

Gross margin in the third quarter of 2004 increased slightly to 20% of revenues as compared to 18% of revenues in the third quarter of 2003, due in part to the Corporation's shift to direct selling. Further improvement in gross margin percentage is expected as costs per unit decrease from contract manufacturing of some components and production volume increases.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communication expenses, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance premiums, and occupancy and other general corporate expenses.

The composition of selling, general and administrative expenses is as follows:

----------------------------------------------------------------------------------------------
                                                Three months ended         Three months ended
                                                     September 30,              September 30,
                                                              2004                       2003
----------------------------------------------------------------------------------------------
Selling                                     $           1,608,229      $             502,416
General and administrative                              1,637,984                  1,323,741
                                   -----------------------------------------------------------

                                            $           3,246,213      $           1,826,157
----------------------------------------------------------------------------------------------

Selling, general and administrative expenses for the third quarter of 2004 increased by $1.4 million or 78% from the same period in 2003. Selling and marketing expenses increased in the third quarter of 2004, as compared to the same quarter in 2003, as the Corporation assumed responsibility for its direct sales in Europe and increased sales and marketing program expenditures in the United States. The comparative sales and marketing expenses for the third quarter of 2003 were constrained as a result of the Corporation's financial position at that time. General and administrative expenses have also increased with the expanded infrastructure required to support a broadened sales responsibility and due to increases in communication expenses, professional fees, insurance costs and multi-jurisdictional regulatory costs. The Corporation anticipates a decrease in selling, general and administrative costs in the last quarter of 2004 due to the consolidation of the North American operations.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment expenses, trial expenses, and regulatory affairs expenses.

Research and development costs in the third quarter of 2004 decreased by approximately $697,000 or 31% compared to the third quarter of 2003. Gross research and development expenditures excluding the impact of government programs decreased by 44% to $1.6 million in the third quarter of 2004 compared to $2.8 million in the third quarter of 2003.

-------------------------------------------------------------------------------------------------
                                               Three months ended         Three months ended
                                                    September 30,              September 30,
                                                             2004                       2003
-------------------------------------------------------------------------------------------------
Gross research and development expenses     $           1,585,102      $           2,839,173
Investment tax credits                                          -                   (557,239)
                                           ------------------------------------------------------

Net research and development expenses       $           1,585,102      $           2,281,934
-------------------------------------------------------------------------------------------------

Lower research and development costs for the third quarter of 2004 compared to the same period in 2003 reflect expense reductions associated with the merged next-generation VAD development program and reduced pre-clinical and clinical trial expenses. The cost reduction programs were completed in fiscal year 2003 and the expense reductions are being realized in 2004.

The Corporation recorded a credit against research and development expense in the quarter ended September 30, 2003 relating to a Canadian federal tax credit program. The Corporation continues to review various tax credit programs but only records a credit when collection of the claim is reasonably assured.

Non-cash share-based compensation costs. The Corporation adopted the provisions of CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") retroactively without restatement of prior periods. CICA 3870 requires entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The share-based compensation cost recorded in the third quarter of 2004 was approximately $476,000. The comparative cost of approximately $389,000 for the third quarter of 2003 is not shown in the financial statements. The increase in costs resulted from the grant of a large number of stock options in the fourth quarter of 2003. The pro forma effect of these costs on net loss and basic loss per share is set out below:

--------------------------------------------------------------------------------
                                                              Three months ended
                                                              September 30, 2003
--------------------------------------------------------------------------------

Net loss for the period                                $             (9,125,132)
Non-cash share-based compensation costs                                (389,148)
                                                     ---------------------------

Adjusted net loss                                      $             (9,514,280)
                                                     ---------------------------
Reported loss per share                                $                  (2.21)
Share-based compensation costs per share                                  (0.09)
                                                     ---------------------------
Pro forma basic loss per share                         $                  (2.30)
--------------------------------------------------------------------------------

Share-based compensation costs are expected to increase upon approval by the Corporation's shareholders of the approximately 2.4 million options granted on September 23, 2004.

Restructuring costs. On August 25, 2004, the Corporation approved a plan to consolidate its Ottawa, Ontario operations into its facilities in Oakland, California where the Novacor LVAS is manufactured. The consolidation of the North American operations into one location is expected to reduce ongoing business expenses and improve the Corporation's operational efficiency and effectiveness. Restructuring costs, for the third quarter of 2004 amounted to approximately $1.2 million, comprised of employee severance and termination costs of approximately $800,000 and a write down of capital assets and other miscellaneous costs of approximately $400,000. The restructuring is expected to be completed by the end of March 2005. The Corporation expects to incur total restructuring charges of approximately $2.4 million comprised of employee severance and termination costs of approximately $1.4 million, to write down capital assets by approximately $340,000 to their net realizable value, and to incur lease termination costs of approximately $450,000, and other miscellaneous costs totaling approximately $220,000.

In the third quarter of 2003, the Corporation realigned its business operations to focus on Novacor LVAS commercial operations and to reduce research and development costs by merging its three next-generation VAD development programs. As part of this initiative the Corporation eliminated 32 positions, which amounted to a 24% reduction in headcount. Total restructuring costs to the end of the third quarter of 2003 amounted to approximately $2.1 million. These related to employee severance and termination costs of approximately $1.0 million, costs related to the buyout of a Novacor LVAS royalty agreement of approximately $1.0 million and other miscellaneous costs. The royalty buy-out eliminated royalty payment obligations going forward of 4% of Novacor LVAS sales.

Amortization of intangibles. Amortization of intangibles for the third quarter of 2004 was approximately $129,000 compared to $114,000 for the same period in 2003. The majority of the intangible assets arose from the purchase of the Novacor business in June 2000. Most of these assets have now reached the end of their original estimated useful life and have been fully amortized. As at September 30, 2004, intangible assets totaling approximately $383,000 remain unamortized.

Foreign exchange gains and losses. The foreign exchange gains and losses relate to the effect of a weakening or strengthening U.S. dollar compared to the Canadian dollar on net monetary assets and liabilities denominated in Canadian dollars.

Interest expense and financing costs. During the third quarter of 2004, the Corporation recorded interest and financing costs of approximately $112,000 compared to costs of approximately $3.2 million in the third quarter of 2003. Interest expense and financing costs for the third quarter of 2004 consist mainly of interest on the convertible debentures issued on September 15, 2004. These non-cash interest charges will continue to accrete ratably on the convertible debentures up to a maturity value of approximately $15.3 million on September 15, 2009. Interest expense and financing costs for the third quarter of 2003 consisted of interest on preferred shares and loan obligations that were outstanding during the quarter as well as costs of entering into loan obligations. In late 2003 these preferred shares were converted to common shares and warrants and the loans were repaid in full.

RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED
SEPTEMBER 30, 2004 COMPARED TO THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

All financial information is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is stated in U.S. dollars. Effective January 1, 2004, the functional currency of the Corporation changed from the Canadian to the U.S. dollar. In general, this change resulted from the Corporation's restructuring and issuance of common shares and warrants that occurred in the year ended December 31, 2003 along with a gradual increase in the overall proportion of business activities conducted in U.S. dollars and with the expectation that this trend will continue. Concurrent with this change in functional currency, the Corporation adopted the U.S. dollar as its reporting currency.

Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                               Nine months ended     As a %   Nine months ended     As a %
                                                   September 30,   of gross       September 30,   of gross
                                                            2004    revenue                2003    revenue
-----------------------------------------------------------------------------------------------------------
Revenue                                         $    6,588,781                 $    6,088,677

Cost of goods sold                                  (4,685,677)        71%         (4,921,055)        81%
                                             --------------------------------------------------------------

Gross margin                                         1,903,104         29%          1,167,622         19%

Selling, general and administrative                (10,084,015)                    (5,256,987)
Research and development                            (4,615,505)                    (8,393,674)
Non-cash share-based compensation costs             (1,693,573)                             -
Restructuring costs                                 (1,176,445)                    (2,078,748)
Amortization of intangibles                           (387,498)                    (2,587,311)
Foreign exchange loss                                 (378,787)                      (927,989)
Investment income                                      135,462                         21,137
Loss on disposal of capital assets                     (44,024)                       (27,148)
Interest and financing expenses                       (113,201)                    (8,181,914)
                                             --------------------------------------------------------------

Net loss                                       $   (16,454,482)                $  (26,265,012)
-----------------------------------------------------------------------------------------------------------

Revenue. The sale of Novacor LVAS Implant Kits and related peripheral equipment and services accounts for substantially all of WorldHeart's revenues. WorldHeart currently sells its products directly worldwide, except for Japan where the Corporation sells to its distributor, Edwards. Prior to January 1, 2004, WorldHeart sold its products directly in the United States and to its distributor, Edwards, outside the United States.

The composition of revenue is as follows:

---------------------------------------------------------- ------------------------ -----------------------
                                                                 Nine months ended       Nine months ended
                                                                     September 30,           September 30,
                                                                              2004                    2003
                                                                            # of                    # of
                                                                 $          Units         $         Units
-----------------------------------------------------------------------------------------------------------
Implant kits                                                    5,118,095       78      4,749,170       93
Peripherals and other                                           1,470,686               1,339,507
                                                           ------------------------------------------------
Revenue                                                         6,588,781               6,088,677
-----------------------------------------------------------------------------------------------------------

Revenue during the first nine months of 2004 increased to approximately $6.6 million representing an increase of 8% over the same period in 2003. Novacor LVAS Implant Kit revenue increased to approximately $5.1 million for the nine months ended September 30, 2004 compared to approximately $4.8 million for the nine months ended September 30, 2003 representing an increase of 8%. Implant kits recognized as revenue in the first nine months of 2004 totaled 78 compared to 93 in the first nine months of 2003 representing a decrease of 16%. An additional 17 units were shipped and billed in the first nine months of 2004, however these units were deferred as revenue at the time of shipment as the transactions did not meet the Corporation's revenue recognition criteria. In the third quarter of 2004, the earnings process was determined to be complete and revenue was recognized on 5 of the units. Twelve units remain in deferred revenue at September 30, 2004 representing approximately $745,000 and will be recognized as the earnings process is completed in future periods. Although unit sales decreased, the revenue per kit increased substantially for sales outside of the United States and Japan due to the shift to selling direct to medical centers rather than to a distributor.

Other revenues, including hardware and peripheral sales and services for the first nine months of 2004, remained constant at 22% of total revenue as compared to the first nine months of 2003.

Cost of goods sold. For the first nine months of 2004 the overall cost of sales decreased to 71% of revenue as compared to 81% in the first nine months of 2003.

Despite continued efforts to improve per unit manufacturing costs, the Corporation experienced significant production inefficiencies during the first nine months of 2004 caused by supply shortages. This resulted in Novacor LVAS production levels being significantly below plan and at higher per unit costs. The Corporation expects the cost per unit to decrease as it addresses the supply issues and increases production.

Gross margin in the first nine months of 2004 increased to 29% of revenues from 19% of revenues in the first nine months of 2003, due in part to the Corporation's shift to direct selling. Further improvement in gross margin percentage is expected as costs per unit decrease from contract manufacturing of some components and production volume increases.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communication expenses, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance premiums, and occupancy and other general corporate expenses.

The composition of selling, general and administrative expenses is as follows:

-------------------------------------------------------------------------------------------------------------
                                                                 Nine months ended         Nine months ended
                                                                     September 30,             September 30,
                                                                              2004                      2003
-------------------------------------------------------------------------------------------------------------
Selling                                                    $             4,449,685     $           1,915,704
General and administrative                                               5,634,330                 3,341,283
                                                         ----------------------------------------------------

                                                           $            10,084,015     $           5,256,987
-------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses for the first nine months of 2004 increased by $4.8 million or 92% from the same period in 2003. Selling and marketing expenses increased in the first three quarters of 2004, as compared to the same period last year, as the Corporation assumed responsibility for its direct sales in Europe and increased sales and marketing program expenditures in the United States. The comparative sales and marketing expenses for the first three quarters of 2003 were constrained as a result of the Corporation's financial position at that time. General and administrative expenses have also increased with the expanded infrastructure required to support a broadened sales responsibility and due to increases in communication expenses, professional fees, insurance costs and multi-jurisdictional regulatory costs. Costs related to the European distribution operations and the related support are fully reflected in the results for the first nine months of 2004. The Corporation anticipates a decrease in selling, general and administrative costs for the remainder of 2004 due to the consolidation of the North American operations.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment expenses, trial expenses, and regulatory affairs expenses.

Research and development costs in the first nine months of 2004 decreased by $3.8 million or 45% compared to the first nine months of 2003. Gross research and development expenditures excluding the impact of government programs decreased by 50% to $4.8 million in the first nine months of 2004 compared to $9.5 million in the first nine months of 2003.

-------------------------------------------------------------------------------------------------------------
                                                                 Nine months ended         Nine months ended
                                                                     September 30,             September 30,
                                                                              2004                      2003
-------------------------------------------------------------------------------------------------------------
Gross research and development expenses                    $             4,752,096     $          9,458,025
Investment tax credits                                                   (136,591)               (1,064,351)
                                                         ----------------------------------------------------

Net research and development expenses                      $             4,615,505     $          8,393,674
-------------------------------------------------------------------------------------------------------------

Lower research and development costs for the first nine months of 2004 compared to the same period in 2003 reflect expense reductions associated with the merged next-generation VAD development program and reduced pre-clinical and clinical trial expenses. The cost reduction programs were completed in fiscal year 2003 and the expense reductions are being realized in 2004.

Investment tax credits for the first nine months of 2004 totaled approximately $137,000 and relate to Canadian federal government investment tax credit program. The Corporation recorded a credit of $2.2 million against research and development expense in the first nine months of 2003 relating to a Canadian federal tax credit program. However, the Corporation also recorded a provision of approximately $1.1 million against research and development expense in the first half of 2003 relating to a provincial tax credit program claim that was recorded in a prior period but was, and continues to be, under dispute. The Corporation continues to review various tax credit programs but only records a credit when collection of the claim is reasonably assured.

Non-cash share-based compensation costs. The Corporation adopted the provisions of CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") retroactively without restatement of prior periods. CICA 3870 requires entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The share-based compensation cost recorded in the first nine months of 2004 was approximately $1.7 million. The comparative cost of approximately $1.2 million for the first nine months of 2003 is not shown in the financial statements. The increase in costs resulted from the grant of a large number of stock options in the fourth quarter of 2003. The pro forma effect of these costs on net loss and basic loss per share is set out below:

------------------------------------------------------------------------------------------------------------
                                                                                          Nine months ended
                                                                                         September 30, 2003
------------------------------------------------------------------------------------------------------------
Net loss for the period                                                         $              (26,265,012)
Non-cash share-based compensation costs                                                         (1,207,784)
                                                                                ----------------------------

Adjusted net loss                                                               $              (27,472,796)
                                                                                ----------------------------
Reported loss per share                                                         $                    (7.71)
Share-based costs per share                                                                          (0.35)
                                                                                ----------------------------
Pro forma basic loss per share                                                  $                    (8.06)
------------------------------------------------------------------------------------------------------------

Share-based compensation costs are expected to increase upon approval by the Corporation's shareholders of the approximately 2.4 million options granted on September 23, 2004.

Restructuring costs. On August 25, 2004, the Corporation approved a plan to consolidate its Ottawa, Ontario operations into its facilities in Oakland, California where the Novacor LVAS is manufactured. The consolidation of the North American operations into one location is expected to reduce ongoing business expenses and improve the Corporation's operating efficiency and effectiveness. Restructuring costs for the third quarter of 2004 amounted to approximately $1.2 million, comprised of employee severance and termination costs of approximately $800,000 and a write down of capital assets and other miscellaneous costs of approximately $400,000. The restructuring is expected to be completed by the end of March 2005. The Corporation expects to incur total restructuring charges of approximately $2.4 million comprised of employee severance and termination costs of approximately $1.4 million, to write down capital assets by approximately $340,000 to their net realizable value, and to incur lease termination costs of approximately $450,000, and other miscellaneous costs totaling approximately $220,000.

In the third quarter of 2003, the Corporation realigned its business operations to focus on Novacor LVAS commercial operations and to reduce research and development costs by merging its three next-generation VAD programs. As part of this initiative the Corporation eliminated 32 positions, which amounted to a 24% reduction in headcount. Total restructuring costs to the end of the third quarter of 2003 amounted to approximately $2.1 million. These related to employee severance and termination costs of approximately $1.0 million, costs related to the buyout of a Novacor LVAS royalty agreement of approximately $1.0 million and other miscellaneous costs. The royalty buy-out eliminated royalty payment obligations going forward of 4% of Novacor LVAS sales.

Amortization of intangibles. Amortization of intangibles for the first nine months of 2004 was approximately $388,000 compared to $2.6 million for the same period in 2003. The majority of the intangible assets arose from the purchase of the Novacor business in June 2000. Most of these assets have now reached the end of their original estimated useful life and have been fully amortized. As at September 30, 2004, intangible assets totaling approximately $383,000 remain unamortized.

Foreign exchange gains and losses. During the first nine months of 2004, the Corporation recorded a foreign exchange loss of approximately $379,000 compared to a loss of approximately $928,000 in the first nine months of 2003. The foreign exchange losses relate to the effect of a weakening or strengthening U.S. dollar compared to the Canadian dollar on net monetary assets and liabilities held in Canadian dollars.

Investment income. Investment income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments. During the first nine months of 2004, the Corporation recorded investment income of approximately $135,000 compared to income of approximately $21,000 in the first nine months of 2003. The increase in investment income results from larger surplus cash balances invested in cash equivalents and short-term investments during the first half of 2004.

Interest expense and financing costs. During the first nine months of 2004, the Corporation recorded interest and financing costs of approximately $113,000 compared to costs of approximately $8.2 million for the first nine months of 2003. Interest expense and financing costs for the third quarter of 2004 consist mainly of interest on the convertible debentures issued on September 15, 2004. These non-cash interest charges will continue to accrete ratably on the convertible debentures up to a maturity value of approximately $15.3 million on September 15, 2009. Interest expense and financing costs for the first nine months of 2003 consisted of interest on preferred shares and loan obligations that were outstanding during the quarters as well as costs of entering into the loan obligations. In late 2003 these preferred shares were converted to common shares and warrants and the loans were repaid in full.

SUMMARY OF QUARTERLY RESULTS

-----------------------------------------------------------------------------------------------------------
                                                                    Three Months Ended
                                                -----------------------------------------------------------
                                                  September 30,      June 30,      March 31,  December 31,
                                                           2004          2004           2004          2003
-----------------------------------------------------------------------------------------------------------
Net revenue                                       $  2,250,050  $  2,146,388   $  2,192,343   $   578,768
Net loss                                            (6,324,604)   (6,002,772)    (4,127,106)   (5,515,641)
Basic and diluted loss per share                  $      (0.41) $      (0.39)  $      (0.27)  $     (0.38)
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                    Three Months Ended
                                                -----------------------------------------------------------
                                                  September 30,      June 30,    March 31,    December 31,
                                                           2003          2003         2003            2002
-----------------------------------------------------------------------------------------------------------
Net revenue                                         $ 2,050,095   $ 1,940,424   $  2,098,158   $ 1,248,820
Net loss                                             (9,125,132)   (7,685,253)    (9,454,627)   (8,156,340)
Basic and diluted loss per share                    $     (2.21)  $     (2.45)  $      (3.20)  $     (3.18)
-----------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Corporation has funded losses from operations through the sale of equity and issuance of debt instruments. Combined with revenues, these funds have provided us with the resources to operate our business, attract and retain key personnel, fund our research and development program and clinical trials, apply and obtain the necessary regulatory approvals and develop our technology and products.

At September 30, 2004, the Corporation had cash and cash equivalents of approximately $12.7 million and net working capital of approximately $18.8 million compared to cash and cash equivalents and short-term investments of approximately $18.1 million and net working capital of approximately $18.3 million at December 31, 2003. Cash and cash equivalents and short-term investments decreased in the first nine months of 2004 by approximately $5.3 million. This primarily related to cash used in investing activities of approximately $500,000 for the purchase of capital assets and cash pledged as collateral for a lease; an operating cash net use of approximately $19.1 million including a net pay down of approximately $4.2 million of accounts payable and accrued compensation and an increase in inventory of approximately $2.3 million; offset by the net proceeds received on the issuance of convertible debentures and warrants for approximately $12.9 million; and approximately $1.5 million received on the issuance of common shares through the exercise of warrants.

On September 15, 2004, the Corporation issued unsecured convertible debentures ("Debentures") and warrants ("Warrants") for gross proceeds of $13,318,750. The Debentures, which become due on September 15, 2009, are convertible at any time at the holders' option into common shares of the Corporation at a price of $1.25 per share and accumulate non-compounding interest at an annual rate of 3%. Interest is convertible at any time into common shares of the Corporation at a price determined based on the five day weighted average trading price immediately prior to conversion. The Corporation can redeem the Debentures where the trading price of the Corporation's common shares is greater than $3.00 for twenty consecutive trading days, subject to a maximum of 20% of the initially issued convertible Debentures in any ninety-day period. In addition, Warrants to purchase 10,655,000 common shares of the Corporation at an exercise price of $1.55 per share and exercisable for a period of five years were issued to the Debenture holders. The Corporation can call the Warrants where the trading price of the Corporation's common shares is greater than $4.50 for twenty consecutive trading days, subject to a maximum of 20% of the initially issued warrants in any ninety-day period.

Our working capital and capital requirements will depend upon numerous factors, including the following: the Corporation's continued focus on improving its commercial operations and viability through the expanded sales of its Novacor LVAS; increasing revenues through higher average selling prices and enrollment in the RELIANT Trial (Randomized Evaluation of the Novacor LVAS in a Non-Transplant Population); decreasing production costs through its manufacturing cost reduction program; and its efforts to improve operational efficiency and effectiveness. In the event that we require additional funds, we may be required to raise additional capital to sustain operations. However, there can be no assurance that the Corporation will be successful and sustain operations for the foreseeable future.

Cash totaling $750,000 remains pledged against a letter of credit issued by the Corporation in support of the Corporation's obligations under its Oakland, California premises leases and is not available for general operations. During 2003 approximately $222,000 was drawn against the cash amount pledged to cover certain rent obligations and in the first quarter of 2004, the Corporation pledged back the amount drawn to restore the original pledged amount of $750,000.

OUTLOOK

External environment. The market for effective pharmacological, electro-physiological or device treatments for late-stage heart failure has not diminished, and despite significant progress on many fronts, no competitive breakthroughs have been announced, or are believed to be imminent. The scope of heart failure is similarly undiminished and is, if anything, increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of whom subsequently develop congestive heart failure. The Corporation believes the eventual potential market for heart assist devices continues to be at least 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure, and on two separate occasions in March 2003 and May 2004 the Centers for Medicare and Medicaid Services in the U.S. announced the extension of reimbursement coverage for both bridge and destination therapy VAD use. These extensions have resulted in increased payments for procedures using such devices. These developments are expected to continue to accelerate the use of ventricular assist devices both in the U.S. and elsewhere. Also, effective April 1, 2004, reimbursement in Japan for implantable VADs was approved. Novacor LVAS is the only approved device in Japan.

Internal environment. WorldHeart expects to incur net losses on a quarterly basis into, at least, 2005. The Corporation anticipates that it will be successful in improving its gross margin contribution through a combination of higher revenues and lower per unit manufacturing costs. The Corporation expects to increase revenues more than previous years as a result of higher Novacor LVAS Implant Kit sales and continued higher average selling prices that correspond with the Corporation's ability to now sell direct in all territories except Japan. Enrollment in the Corporation's RELIANT Trial commenced in the second quarter of 2004 and implantation under the RELIANT Trial commenced in the third quarter of 2004 and is expected to continue through 2004 and 2005. RELIANT is a randomized 40 center equivalency trial where patients will receive a Novacor LVAS or Thoratec Corporation's Heartmate(R)XVE LVAS on a 2:1 ratio. Heartmate is the control arm.

During the year ended December 31, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. As a result, the Corporation restructured its worldwide distribution to increase the emphasis on direct sales and marketing. It also refocused its efforts to reduce manufacturing costs associated with the Novacor LVAS and to reduce the rate of expenditure associated with its next-generation VAD program. The Corporation has significantly reduced its research and development expenditures, continues to focus on its commercial operations and is in the process of reviewing expenses to improve operations, in part, through expense reduction. In the third quarter of 2004, the Corporation put in place a plan to consolidate its Ottawa operations into its Oakland operations to further improve its operating cost structure, increase its efficiency and improve its effectiveness.

                                                                          ITEM 4

   Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, Jal S. Jassawalla, President and Chief Executive Officer of World Heart Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of World Heart Corporation, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:     November 15, 2004

/s/ Jal S. Jassawalla
---------------------------------------
Jal S. Jassawalla
President and Chief Executive Officer,
World Heart Corporation

   Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, D. Mark Goudie, Vice President, Finance and Chief Financial Officer of World Heart Corporation, certify that:

4. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of World Heart Corporation, (the issuer) for the interim period ending September 30, 2004;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:     November 15, 2004

/s/ D. Mark Goudie
---------------------------------------
D. Mark Goudie
Vice President, Finance
and Chief Financial Officer,
World Heart Corporation

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           World Heart Corporation


      Date:  November 15, 2004             By:      /s/ Mark Goudie
                                               -------------------------------
                                               Name:  Mark Goudie
                                               Title:    Chief Financial Officer